July 28, 2015

Alberto Zapata Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Northern Lights Fund Trust – File Nos. 333-122917 and 811-21720

Dear Mr. Zapata:

On May 26, 2015, Northern Lights Fund Trust (the "Registrant" or the “Trust”), on behalf of PSI All Asset Fund, PSI Total Return Fund, PSI Strategic Growth Fund, PSI Tactical Growth Fund, and PSI Calendar Effects Fund (the "Funds"), each a series of the Registrant, filed Post-Effective Amendment No. 719 to its Registration Statement under the Securities Act of 1933 on Form N-1A. Alberto Zapata provided the following comments on July 10, 2015 to the Registration Statement by phone to Emily Little. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus

Comment 1. Please provide or finalize all missing or bracketed information.

Response. Missing or bracketed information will be provided or finalized.

Comment 2. A footnote to the Fee Table for each Fund, except PSI Total Return Fund, indicates that the contractual fee waiver will be in effect through October 31, 2015. Please confirm that the term of any contractual fee waiver for a Fund will be for a least one year in duration from the date of the prospectus’s effectiveness.

Response. The Registrant confirms that the contractual fee waiver is for a least one year from the date of the prospectus’s effectiveness.

Comment 3. Please confirm that the expense examples are correct and explain supplementally how they were calculated.

Response. The Registrant confirms that the expense example numbers shown in the Funds’ prospectus are correct. The expense example numbers were calculated assuming an investment of $10,000, with the “Total Annual Fund Operating Expenses After Fee Waiver” imposed for Year 1, and “Total Annual Fund Operating Expenses” (before waiver) imposed for Years 3, 5 and 10. It is assumed

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that the investment is held for the relevant period and, therefore, the 1.00% Deferred Sales Load is not assumed in the expense example numbers.

Comment 4. For each Fund, please provide a definition of Underlying Funds that provides a comprehensive list of the types of underlying funds in which the Fund intends to invest.

Response. Registrant has revised each Fund’s strategy disclosure as follows:

PSI All Asset Fund: The Fund’s investment adviser seeks to achieve the Fund’s investment objective by investing long or short in a combination of Underlying Funds which include….

PSI Total Return Fund: The Fund’s investment adviser seeks to achieve the Fund’s investment objective by investing long or short in a combination of Underlying Funds which include…

PSI Strategic Growth Fund: The Fund’s investment adviser seeks to achieve the Fund’s primary investment objective by investing long or short in a combination of Underlying Funds which include ….

PSI Tactical Growth Fund: The Fund’s investment adviser seeks to achieve the Fund’s primary investment objective by investing long or short in a combination of Underlying Funds which include ….

PSI Calendar Effects Fund: On IP days, the Fund will be invested primarily in a combination of Underlying Funds which include ….

Comment 5. Please disclose any limitation on the Funds’ investment in foreign securities. If none, please state that the Funds may invest in foreign securities without limitation.

Response. The Funds may invest in foreign securities without limitation. Registrant notes that the prospectus currently discloses that each Fund may invest “without restriction as to…country of origin.”

Comment 6. Please confirm that the principal risks for Underlying Funds have been disclosed.

Response. Registrant has reviewed the Principal Investment Risks disclosure and believes that all underlying fund risks are disclosed.

Comment 7. Please update the Performance section of each Fund’s prospectus to provide performance information through 2014.

Response. The requested change has been made.

Comment 8. Please confirm that there is no fee waiver in place for the PSI Total Return Fund.

Response. Registrant notes that the adviser has contractually agreed to limit the total Fund fees and expenses of the PSI Total Return fund to 1.75% of the Fund’s average daily net assets, but such limitation

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does not include: (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iii) borrowing costs (such as interest and dividend expense on securities sold short); (iv) taxes; and (v) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the Adviser)). The Fund’s total expenses, as shown in the Fee Table, are 2.25% of which 0.50% is attributable to acquired fund fees and expenses. Therefore, no footnote is provided in the current prospectus for the Fund because no amounts are being waived at this time.

Comment 9. The PSI Calendar Effects Fund now has a full calendar year of performance. Please update the Fund’s performance disclosures accordingly.

Response. The requested change has been made.

Comment 10. In the “Investment Adviser” section under the heading “MANAGEMENT” please updates the disclosure describing the contractual fee waiver to reflect a date at least one year from the effective date of the prospectus.

Response. The requested change has been made.

Comment 11. Please clarify that the NAV for a Fund may be determined prior to 4 p.m. EST on days on which the New York Stock Exchange closes before 4 p.m. EST.

Response. The disclosure has been revised as follows:

The net asset value ("NAV") and offering price (NAV plus any applicable sales charges) of each class of shares is determined as of the close of the New York Stock Exchange (“NYSE”) (normally 4:00 p.m. Eastern Time) on each day the NYSE is open for business.

Comment 12. Please update the Financial Highlights for the June 30, 2015 fiscal year end.

Response. The Financial Highlights information for the June 30, 2015 fiscal year end is not yet available. Registrant has included unaudited Financial Highlights information for the semi-annual fiscal period ended December 31, 2014. Registrant notes that audited Financial Highlights for the June 30, 2015 fiscal year end will be included in the annual registration statement update expected to be filed on or before November 1, 2015.

Statement of Additional Information (“SAI”)

Comment 13. The SAI states that the Funds may invest directly in REITs, partnerships and various derivatives, but the prospectus indicates that the Funds will use underlying funds to meet their respective objectives. Please revise the disclosure in the SAI to reflect that the Funds will invest indirectly through

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underlying funds, or, alternatively, revise the disclosure in the prospectus to reflect that the Funds will hold these investments directly.

Response. Registrant respectfully declines to make this change. Registrant notes that the disclosure in the SAI, as prescribed by Form N-1A, “describe[s]…strategies…used by [the]…adviser of the Fund in managing the Fund that are not principal strategies” while the disclosure in the prospectus describes each Fund’s principal investment strategies. Therefore, the requested revisions are not appropriate given the Funds’ strategies.

Comment 14. Please amend the disclosure regarding “SHORT SALES” to reflect that the Funds will gain exposure to short sales through their investments in Underlying Funds and not directly.

Response. Registrant respectfully declines to make this change. Registrant notes that the disclosure in the SAI, as prescribed by Form N-1A, “describe[s]…strategies…used by [the]…adviser of the Fund in managing the Fund that are not principal strategies” while the disclosure in the prospectus describes each Fund’s principal investment strategies. Therefore, the requested revisions are not appropriate given the Funds’ strategies.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Emily Little at (614) 469-3364 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/Thompson Hine LLP

Thompson Hine LLP